SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Ryder System, Inc.

Name of Person(s) Filing Proxy Statement:

Ryder Shareholders Committee

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

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     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

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     4) Proposed maximum aggregate value of transaction:

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(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule
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     1) Amount previously paid:

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     Date Filed: _______________________________

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                REVISED PRELIMINARY SCHEDULE 14a
                                                October ___, 1995

              INDEPENDENT SHAREHOLDER SOLICITATION
                    Re: Ryder System, Inc.
          CALL FOR SPECIAL SHAREHOLDER MEETING ON POISON PILL

                    Ryder Shareholders Committee
                    c/o IBT
                    25 Louisiana Avenue, N.W.
                    Washington, D.C.  20001

Dear Fellow Ryder Shareholder,

     We write to invite your participation in an important shareholder initiative: to call a special shareholders meeting at Ryder System, Inc. to vote on proposals urging the company's
"poison pill" plan be redeemed or revised.

     Under Ryder bylaws and Florida state law, management is obligated to call a special meeting if shareholders representing 10% or more of the Company's stock request a meeting. We ask you to join with other shareholders in requesting such a meeting.

     For several years, a majority of ballots cast by Ryder shareholders were voted against the company's "flip-in" poison pill plan:

     Year      Vote against "Pill"<F1>

     1990:     62.5%
     1991:     59.6%
     1994:     62.7%
     1995:     63%

Nonetheless, management has refused to modify or rescind the poison pill, which was originally adopted without a shareholder vote.





<F1>In 1990 and 1991, the proponent was R. McNeil, a member of
United Shareholders Association, who recommended the "pill" be redeemed if not voted on by shareholders. In 1994 and 1995, the proponent was Arthur Wair, who made the identical request. The vote cited above is a percentage of the shares voted. Management contends passage requires a majority of outstanding shares. Because some shareholders did not vote, in each case the proposal received less than a majority of shares outstanding (for example, it received 48% of outstanding shares in 1995).

     We believe past Ryder shareholder votes may reflect not just general distaste for "pills", but also dissatisfaction with the Company's performance. A $100 investment in Ryder stock at year end 1988, was worth only $113 by year-end 1994.<F2> By comparison, the same $100 invested in the Dow Jones Transportation 20 Index in 1988 was worth $170 by year-end 1994, and $199 if invested in the S&P 500 Index.

     As more fully explained below, a "poison pill" is a plan under which a large acquisition or tender offer not supported by management triggers release of special preferred stock to all other shareholders, stock which severely dilutes the buyer's stake in the company. Regardless of your feeling about poison pills, you may share our view that management's lack of responsiveness to shareholder votes requires something more drastic than another proposal buried in the rest of the business of a regular annual meeting.

     The current pill expires March 1, 1996. We believe the Company should not incur the expense of creating a new pill without first meeting with shareholders (the regular annual meeting does not take place until May). If management creates a new pill so soon before the May annual meeting, that will make it more difficult for shareholders to make an informed decision about whether to support the new pill. That is why we believe a special meeting is warranted.

     We believe this step will benefit your investment. Currently, the company is boosting capital spending 55% from the 1993 record to $1.9 billion. This capital spending required $382 million in additional borrowing in 1994, pushing its debt-to tangible equity ratio to 227%. About half of this goes for its new dedicated logistics venture despite the fact this sector generated less than 10% of total profits in 1994, down from 17% in the two previous years. Noted one analyst, these results are "considerably short of the profitability RDL will need to generate to merit all the attention."


<F2>This assumes that all dividend, including the Company's
distribution of Aviall, Inc. common stock were reinvested.

     Meanwhile, senior management has enjoyed handsome salaries and bonuses. In 1994, a year when the stock price declined 15%, the CEO enjoyed an 86% increase in his bonus.<F3>

     A 1986 study by the Office of Chief Economist of the U.S. Securities & Exchange Commission found that the adoption of poison pill plans caused companies' stock prices to drop. A 1988 study by Professor Michael Ryngaert found "restrictive pills can have a negative price impact even when active takeover speculation is not present." A 1992 study by Harvard Professor John Pound found a correlation between the absence of poison pills and high corporate performance. Of course, all studies in this area use varying methodology and are the subject of dispute between experts.

     At other companies, shareholder activism against pills has convinced directors to redeem the pill. Philip Morris, one of the largest corporations in the world, agreed to redeem its pill plan last spring following 40%+ votes in the two previous years. Consolidated Freightways agreed to sunset its pill and subject any renewal to a shareholder vote following a strong showing for a resolution against its pill.


<F3>No assurance can be made that a vote against the pill would cause management to change its course in terms of capital spending or management compensation.

SPECIFIC PROPOSALS CONCERNING POISON PILLS FOR A SPECIAL MEETING

     We plan to make the following two proposals at the special meeting:

I. CREATE AN INDEPENDENT COMMITTEE TO DEVISE ALTERNATIVES TO THE
PILL

     Resolved, that shareholders recommend the Board form a committee composed of non-management directors, with legal and consulting support exclusively from firms not otherwise associated with the Company, to devise an alternative to the current poison pill, and that these alternatives be submitted to a binding vote of shareholders.

II. REQUIRE LONG-TERM SHAREHOLDER APPROVAL OF ANY PILL

     Resolved, that shareholders recommend the Board redeem the current poison pill and, if it adopts a new one, that this should (1) expire no less often than every 3 years, and (2) be approved by a majority vote of shareholders who have owned stock for more than one year.

These formulations are intended to strike a balance between director and shareholder prerogatives: while they leave the design to directors, they give shareholders the right of ratifying the plan.

     While management touts the pill as giving it a weapon against unwanted takeovers, many shareholders would prefer to decide for themselves whether a takeover is unwanted or not. These shareholders believe shareholders should be allowed to determine on their own whether to sell their stock, without management throwing an expensive road block in the way of potential acquirors. Counsel advises that under current Florida law, shareholder consent to a pill is not required once shareholders have approved amendments to the Articles of Incorporation authorizing issuance of the special class of stock, as occurred here in 1986. Florida law does not allow shareholders to vote in amendments to the Articles of Incorporation without management consent. We make no representation that the action of the special meeting will bind the board to any new course.

THE CURRENT POISON PILL

     The current poison pill, labelled by management "The Preferred Share Purchase Rights Plan", gives shareholders the right to purchase a special preferred share of Ryder stock upon certain conditions: (a) an acquiror obtaining more than 10 percent of the company without the prior approval of the board, or (b) the announcement of an intent to acquire more than 30 percent of the company without the prior approval of the board. Each preferred share would carry 100 times the voting power and dividend rights of each common share, thereby severely diluting the acquiror's interest (who cannot exercise these rights without board consent).

     For more information on the terms of the plan, we refer you to the Amendment to Registration Statement on Form 8-A filed with the SEC on August 3, 1989 contact us for information on how to obtain a copy, or contact SEC public reference rooms around the country, or private services which sell copies of SEC documents, such as Disclosure, Inc.

     If the current rights were to be redeemed (rather than simply allowed to expire and not replaced), this would cost the Company 5 cents per share plus clerical expenses.

SHAREHOLDER RIGHTS CONCERNING CALLING A SPECIAL MEETING

     Ryder's bylaws and the law of Florida (where it is incorporated) provide shareholders the right to compel management to call a special meeting. The bylaws require that those requesting a meeting supply certain information in their requests (see card enclosed). IBT requested that management set a record date for a special meeting on poison pills. The record date is December 1, 1995. Under the Bylaws, requests to call a special meeting must be received by the Company no later than 60 days after the record date (Jan. 29, 1996). Once the requisite number of shares have requested a special meeting, management must hold a shareholders meeting within 120 days.

                     MANAGEMENT COMPENSATION

     We incorporate by reference the discussion of management compensation in the Company's March 1995 proxy statement at pp.
24-32.

                     ELECTION OF DIRECTORS

     We incorporate by reference the discussion concerning directors in the Company's March 1995 proxy statement at pp.
3-10. Election of directors is not an issue in the proposed special meeting.


   SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     We incorporate by reference the discussion of security ownership contained in the Company's March 1995 proxy statement at pp. 23.

          PROPOSALS FOR FUTURE REGULAR ANNUAL MEETINGS

     Stockholders who wish to have proposals included in the Company's proxy statement for its regular annual meeting in May 1995 should send proposals to the Secretary of the Company at its headquarters, 3600 N.W. 82nd Ave., Miami FL 33166, by November 23, 1995. Proposals must meet the requirements of SEC Rule 14a-7 and the Company's Bylaws.

                USE OF THE ENCLOSED REQUEST CARD

     The enclosed card is not a proxy voting card. It grants us no voting authority or discretionary authority. It is simply a request to the Company to convene a special meeting, which we will submit on your behalf. If you prefer, you may mail your request directly to the Company (please "cc" us so we can keep track of whether the requisite 10% of shares have joined in the request). If your stock is not held in your name (but rather in the name of a broker or other nominee), you are still entitled under the bylaws to join in the request for a meeting without going through your nominee. However, if you prefer, contract your broker or other nominee to see if they will make the request for you. You may revoke your request by so advising us or the Company in writing.

          SOLICITATION OF REQUESTS FOR SPECIAL MEETING

     We expect to solicit requests by mail, telephone, telecopier and personal interviews. We will ask trustees, brokers, custodians and other nominees to forward solicitation materials to the beneficial owners of common stock, and they will be reimbursed for their reasonable out-of-pocket expenses. Requests will be solicited by members and employees of the International Brotherhood of Teamsters (IBT), who do not receive any additional compensation for such solicitations. No other specially engaged employees have been or are to be employed to solicit shareholders. The cost of the solicitation will be borne solely by IBT and while the exact cost of the solicitation is not at this time known, it is estimated at $1,000. Unlike management, we will not seek reimbursement for the cost of our solicitations from the Company.

                  RYDER SHAREHOLDERS COMMITTEE

     The Committee currently consists of Arthur Wair, who owns
450 shares, and IBT, which owns 75 shares.

     The IBT estimates that Ryder stock is owned by hundreds of its members employed by Ryder and Ryder retirees. Wair is a retiree who no longer belongs to IBT. He has owned Ryder stock for more than 15 years. At the last two annual meetings, he made the proposals against the pill which received over 62% favorable votes.

     IBT has helped shareholders work against poison pills at over a dozen corporations, dating back several years. The IBT recently went on strike at Ryder but that dispute is now resolved. The enclosed request card does not permit proposals concerning labor relations to be brought before the shareholders.<F4> Neither Wair, IBT nor its members have any interest in these proposals, direct or indirect, which is different from any other shareholder.

     This statement is being released to shareholders on or about
October ______, 1995.


<F4>The Company bylaws would prohibit labor relations resolutions from being put before the meeting because this is not a subject addressed in the written requests for a meeting executed by stockholders.

                              *  *  *

SIGN, DATE AND RETURN THE ENCLOSED GREEN CARD BY DECEMBER 30 TO:

Ryder Shareholders Committee
c/o IBT
25 Louisiana Avenue
Washington, DC  20001
Fax 202-624-6833
Telephone: 202-624-8100

     --solicited by Ryder Shareholders Committee--

JOINDER IN REQUEST FOR SPECIAL MEETING OF SHAREHOLDERS

     The undersigned shareholder of Ryder System, Inc. hereby joins in requesting a special shareholders meeting for the purpose of voting upon resolutions concerning Ryder's poison pill.

     Ryder's bylaws require that any person requesting a special meeting provide the following information, which the Committee will keep confidential and use only in connection with this meeting:

1. Name and address as they appear on Ryder's records:

          ___________________________________________

          ___________________________________________

          ___________________________________________

[if your stock is held in the name of a brokerage or other nominee, please list both your name and address and those of the nominee; if you hold on behalf of someone else, list the beneficial owner]

2. Class and number of shares you own beneficially and of record:


     Class of stock: ________ Number of Shares: __________

     I seek this matter brought before the meeting because I want
Ryder shareholders to decide whether our company will have a poison pill. I have no material interest in the matter to be brought before the meeting other than my interest as a shareholder.

Dated:                   ______________________________
                         SIGNATURE(s) (Use name as it appears on
                         Ryder's records)

This card confers no discretionary or voting authority on the Ryder Shareholders Committee: it simply calls for a special shareholders meeting.

PLEASE SIGN, DATE AND RETURN THIS BY DECEMBER 30 TO:
          RYDER SHAREHOLDERS COMMITTEE c/o IBT
          25 Louisiana Avenue NW
          Washington, D.C. 20001
          Fax (202) 624-6833
          Tel.(202) 624-6900